     Pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 of
the Securities Exchange Act of 1934

Subject Company: The Gillette Company
Commission File No.: 333-123309

The following update was posted to The Gillette Company’s internal web site:

May 10, 2005

Some of the most frequently asked questions about the anticipated merger with Procter & Gamble relate to pension eligibility and the impact that Change of Control provisions may have for U.S. associates under The Gillette Company Retirement Plan. We would like to provide you with answers to several key questions about the Retirement Plan and your pension benefits if you retire or are terminated following the date the merger is completed. Until more is known about the timing of completion of the merger, these Q&As are being provided only for general informational purposes. As more details about the merger become available, we will provide you with additional information.

Questions and Answers

1.	Who is eligible to participate in The Gillette Company Retirement Plan (“Plan”)?

All regular U.S.-based associates who have completed 12 months of service, other than associates covered under a collective bargaining agreement (for whom a separate pension plan is provided), are eligible to participate in the Plan.

2.	Who can receive pension payments (i.e., is pension eligible)?

To be considered pension eligible, you must be a Plan participant who meets one of the following criteria:

Early Retirement
• Age 55, with a minimum of 10 years credited service (501 or more hours in a calendar year);
• Age 50, with a minimum of “80 points” (age plus credited service equal to or greater than 80); or

Normal Retirement

•	Age 65, with a minimum of 5 years credited service (501 or more hours in a calendar year)

If you terminate before becoming pension eligible, you are still entitled to a vested right pension benefit under the Plan if you have at least 5 years of credited service (501 or more hours in a calendar year). This benefit is payable at a future date, depending on your years of credited service when you leave the Company.

3.	How will the proposed merger impact my pension benefit?

As we have previously communicated, P&G has agreed to assume and honor the terms of the Plan. The terms of the Plan, as well as the Federal pension laws (ERISA), provide that the pension benefits you have earned to date cannot be reduced. The Plan’s assets are held in a trust established with Mellon Bank, an independent trustee. There are currently sufficient assets in this trust to cover payment of all pensions to retirees and associates who will be pension eligible on the date the merger is completed.

4.	What happens if I am currently eligible for a normal or early retirement pension or will be eligible for a normal or early retirement pension on the date the merger is completed?

If you are entitled to Change of Control severance benefits:

•	Your severance pay will be treated as pension eligible earnings as long as you receive regular pay over the number of weeks of severance pay you are entitled to receive. If you take your severance pay in a lump sum, it will not be used to calculate pension eligible earnings.
•	You will be granted additional age and service credit for as long as you continue to receive regular pay. If you take your severance pay in a lump sum, you will not be granted additional age or service credit.

If you are not entitled to Change of Control severance benefits, for example, if you voluntarily retire, the general rules of The Gillette Company Retirement Plan would apply to the calculation of your pension benefit.

More specific information regarding Gillette’s Change of Control Severance Programs is available on Insight at: Human Resources => North America => Benefits and Programs => Severance Summary Plan Descriptions.

5.	What happens if I am not eligible for normal or early retirement on the date the merger is completed and I lose my job?

If you are entitled to Change of Control severance benefits, the following special Retirement Plan provisions will apply:

•	You will be eligible for a retirement pension benefit if you are within 5 years of qualifying for early or normal retirement, taking into account the number of weeks of severance pay you are entitled to receive (commonly referred to as “bridged to retirement”).
	➢	Your severance pay will be treated as pension eligible earnings as long as you receive regular pay over your severance pay period. If you take your severance pay in a lump sum, or as reduced pay to your earliest retirement date, it will not be used to calculate your pension eligible earnings.
	➢	You will be granted additional age and service credit until your earliest retirement date regardless of how you elect to take your severance payments.

•	You will be eligible for a vested right pension benefit if you have at least 4 years of credited service on the date of your termination of employment, taking into account the number of weeks of severance pay you are entitled to receive, regardless of how you elect to take your severance payments.

If you are not entitled to Change of Control severance benefits, for example, if you voluntarily resign, the general rules of The Gillette Company Retirement Plan would apply to the calculation of your pension benefit.

More specific information regarding Gillette’s Change of Control Severance Programs is available on Insight at: Human Resources => North America => Benefits and Programs => Severance Summary Plan Descriptions.

6.	How can I get an estimate of my pension or vested right benefit?

You can access the Gillette Retirement Benefits Estimator via Insight or via the Internet, from work or from home:

•	On Insight
	•	Click on Human Resources/North America/Passport 2 HR, then click on the Gillette Retirement Benefits Estimator link.

•	On the Internet
	•	Log on to: https://dbconnect.towers.com/EmployeeAccess/Gillette

You will need a User ID and password to access this site—your User ID is your Employee ID, which can be found on your paycheck. If you do not know your password, you may contact the HR Service Center at 1-888-593-9278.

More specific information regarding The Gillette Company Retirement Plan is available on Insight at: Human Resources => North America => Benefits and Programs => Retirement, Savings Plan & ESOP => Retirement Plan.

FORWARD-LOOKING STATEMENTS

     This document includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of The Gillette Company (“Gillette”), The Procter & Gamble Company (“P&G”) and the combined company after completion of the proposed transaction are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, the following risks and uncertainties: those set forth in Gillette’s and P&G’s filings with the Securities and Exchange Commission (“SEC”), the failure to obtain and retain expected synergies from the proposed transaction, failure of Gillette and P&G stockholders to approve the transaction, delays in obtaining, or adverse conditions contained in, any required regulatory approvals, failure to consummate or delay in consummating the transaction for other reasons, changes in laws or regulations and other similar factors. Readers are referred to Gillette’s and P&G’s most recent reports filed with the SEC. Gillette and P&G are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

     This filing may be deemed to be solicitation material in respect of the proposed merger of Gillette and P&G. On March 14, 2005, P&G filed with the SEC a registration statement on Form S-4, including the preliminary joint proxy statement/prospectus constituting a part thereof. SHAREHOLDERS OF GILLETTE AND SHAREHOLDERS OF P&G ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE DEFINITIVE REGISTRATION STATEMENT, AS THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final joint proxy statement/prospectus will be mailed to shareholders of Gillette and shareholders of P&G. Investors and security holders may obtain a free copy of the disclosure documents (when they are available) and other documents filed by Gillette and P&G with the Commission at the Commission’s website at www.sec.gov, from The Gillette Company, Prudential Tower, Boston, Massachusetts, 02199-8004, Attention: Office of the Secretary, or from The Procter & Gamble Company, Investor Relations, P.O. Box 599, Cincinnati, OH 45201-0599.

Participants in the Solicitation

     Gillette, P&G and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from their respective shareholders in respect of the proposed transactions. Information regarding Gillette’s directors and executive officers is available in Gillette’s proxy statement for its 2005 annual meeting of shareholders, which was filed with the SEC on March 30, 2005, and information regarding P&G’s directors and executive officers is available in P&G’s proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on August 27, 2004. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.